================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                _____________

                                SCHEDULE 13D/A
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2

                              (AMENDMENT NO. 24)

                                STORAGE USA, INC.

                               (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
            ------------------------------------------------------
                        (Title of Class of Securities)


                                   861907 10 3
--------------------------------------------------------------------------------
                                (CUSIP Number)

                         JEFFREY A. KLOPF, SECRETARY
                     SECURITY CAPITAL GROUP INCORPORATED
                              125 LINCOLN AVENUE
                          SANTA FE, NEW MEXICO 87501
                                (505) 982-9292
            ------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                 APRIL 19, 2002
            ------------------------------------------------------
                 (Date of Event Which Requires Filing of This
                                  Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

                        (Continued on following pages)
                              (Page 1 of 11 Pages)
================================================================================

                                 SCHEDULE 13D
-----------------------------                        --------------------------
   CUSIP NO. 861907 10 3                                    Page 2 of 11
-----------------------------                        --------------------------

-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
            Security Capital Group Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            36-3692698
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)    [ ]
                                                                  (b)    [ ]
-------------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      BK, OO
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Maryland
-------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             11,765,654
            -------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
            -------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           11,765,654
            -------------------------------------------------------------------
 Person With      10. SHARED DISPOSITIVE POWER

                      -0-
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,765,654
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                         [ ]
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.5%
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON REPORTING
      CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------------                        --------------------------

   CUSIP NO. 861907 10 3                                    Page 3 of 11
-----------------------------                        --------------------------

-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
            SC Capital Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            74-2985638
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)    [ ]
                                                                  (b)    [ ]
-------------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      BK, OO
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Nevada
-------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             11,765,654
            -------------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
            -------------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           11,765,654
            -------------------------------------------------------------------
 Person With      10. SHARED DISPOSITIVE POWER

                      -0-
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,765,654
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                         [ ]
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.5%
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON REPORTING
      CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------------                        --------------------------
   CUSIP NO. 861907 10 3                                    Page 4 of 11
-----------------------------                        --------------------------

-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
            SC Realty Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            88-0330184
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)    [ ]
                                                                  (b)    [ ]
-------------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      BK, OO
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Nevada
-------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             11,765,654
              -----------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              -----------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           11,765,654
              -----------------------------------------------------------------
 Person With      10. SHARED DISPOSITIVE POWER

                      -0-
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,765,654
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.5%
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON REPORTING
      CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------------                        --------------------------
   CUSIP NO. 861907 10 3                                    Page 5 of 11
-----------------------------                        --------------------------

-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
            Security Capital Operations Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            52-2146697
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)    [ ]
                                                                  (b)    [ ]
-------------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      BK, OO
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Maryland
-------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             11,765,654
              -----------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              -----------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           11,765,654
              -----------------------------------------------------------------
 Person With      10.  SHARED DISPOSITIVE POWER

                       -0-
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,765,654
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                                         [ ]
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.5%
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON REPORTING
      CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------------                        --------------------------
   CUSIP NO. 861907 10 3                                    Page 6 of 11
-----------------------------                        --------------------------

-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
            Security Capital Holdings II Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            74-2993367
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)    [ ]
                                                                  (b)    [ ]
-------------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      BK, OO
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             11,765,654
              -----------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              -----------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           11,765,654
              -----------------------------------------------------------------
 Person With      10. SHARED DISPOSITIVE POWER

                      -0-
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,765,654
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.5%
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON REPORTING
      CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------------                        --------------------------
   CUSIP NO. 861907 10 3                                    Page 7 of 11
-----------------------------                        --------------------------

-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
            Security Capital Holdings III Incorporated
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            74-2993369
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)    [ ]
                                                                  (b)    [ ]
-------------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      BK, OO
-------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]
-------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
  Number of       7.  SOLE VOTING POWER

   Shares             11,765,654
              -----------------------------------------------------------------
Beneficially      8.  SHARED VOTING POWER

  Owned By            -0-
              -----------------------------------------------------------------
    Each          9.  SOLE DISPOSITIVE POWER

  Reporting           11,765,654
              -----------------------------------------------------------------
 Person With      10. SHARED DISPOSITIVE POWER

                      -0-
-------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,765,654
-------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]
-------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      43.5%
-------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON REPORTING
      CO
-------------------------------------------------------------------------------

       This Amendment No. 24 (this "Amendment") is filed by Security Capital Group Incorporated ("Security Capital"), a Maryland corporation, SC Capital Incorporated, a Nevada corporation and wholly owned subsidiary of Security Capital ("SC Capital"), SC Realty Incorporated, a Nevada corporation and wholly owned subsidiary of SC Capital ("SC-Realty"), Security Capital Operations Incorporated, a Maryland corporation and wholly owned subsidiary of SC-Realty ("Operations"), Security Capital Holdings II Incorporated, a Delaware corporation and wholly owned subsidiary of Operations ("Holdings II"), and Security Capital Holdings III Incorporated, a Delaware corporation and wholly owned subsidiary of Holdings II ("Holdings III"), and amends the Schedule 13D originally filed by Security Capital U.S. Realty and Security Capital Holdings S.A. (as previously amended, including by adding Security Capital and SC-Realty as reporting persons, the "Schedule 13D"). This Amendment relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Storage USA, Inc., a Tennessee corporation ("Storage"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

       As previously reported, on December 5, 2001, Storage and Security Capital entered into a Purchase Agreement, as amended as of January 17, 2002, pursuant to which they have agreed to effect a transaction in which all of the holders of Common Stock and holders of SUSA Units will receive $42.50 in cash, without interest (and subject to the adjustment provided for in the Purchase Agreement), per share or SUSA Unit, respectively, in respect of the cancellation of the shares and SUSA Units.

       On March 12, 2002, a group of limited partners of SUSA Partnership, L.P., Storage's operating partnership ("SUSA LP"), filed a suit in the Chancery Court of Tennessee against Storage, SUSA LP and Security Capital, purporting to bring the action individually on their own behalf and as a class action on behalf of all limited partners of SUSA LP and on behalf of a subclass of those limited partners who are parties to tax deferral agreements with SUSA LP. The complaint purports to state causes of action against some or all of the defendants for alleged breach of fiduciary duty, violation of the Tennessee Revised Uniform Limited Partnership Act, breach of the existing agreement of limited partnership of SUSA LP and breach of the tax deferral agreements. The relief sought in the complaint includes, among other things, preliminarily and permanently enjoining the transaction, compensatory damages or, in the event that the transaction is completed, rescinding and setting aside the transaction. More details about the litigation are contained in the definitive proxy statement filed by Storage with the Securities and Exchange Commission with respect to the transaction.

       Following negotiations, on April 18, 2002, the parties to the litigation entered into a memorandum of understanding with respect to settlement of the purported class action. As part of the settlement, those parties agreed to amend the form of agreement of limited partnership that will govern SUSA LP upon consummation of the transaction. If the settlement is approved by the court after notice and a hearing, further claims that were or could have been brought by the limited partners in connection with the transaction will effectively be barred. However, regardless of whether court approval of the settlement is ultimately obtained, effective as of the consummation of the transaction, SUSA LP will be governed by the agreement of limited partnership, as revised as contemplated by the settlement. Concurrently with the execution of the settlement, Security Capital and the other parties to the Purchase Agreement further amended the Purchase Agreement, among other things, to give effect to the settlement. A copy of the Letter Agreement, dated as of April 18, 2002, amending the Purchase Agreement is attached hereto as Exhibit 29 and is incorporated herein by reference, and the description thereof herein is qualified in its entirety by reference thereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 29 Letter Agreement, dated as April 18, 2002, among Storage USA, Inc., Storage USA Trust, SUSA Partnership, L.P., and Security Capital Group Incorporated (incorporated by reference to Exhibit
              (d)(11) to the Schedule 13E-3 filed by Storage USA, Inc., Storage USA Trust, SUSA Partnership, L.P. and Security Capital Group Incorporated on April 19, 2002).

Exhibit 30    Security Capital Group Incorporated Press Release dated April
              19, 2002 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Storage USA, Inc. on April 19, 2002).

                                    SIGNATURE

       After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                             SECURITY CAPITAL GROUP
                                             INCORPORATED


                                             By:  /s/ Jeffrey A. Klopf
                                             Name:   Jeffrey A. Klopf
                                             Title:  Senior Vice President and
                                                     Secretary

                                             SC CAPITAL INCORPORATED


                                             By:  /s/ Jeffrey A. Klopf
                                             Name:  Jeffrey A. Klopf
                                             Title: Secretary

                                             SC REALTY INCORPORATED


                                             By:  /s/ Jeffrey A. Klopf
                                             Name:  Jeffrey A. Klopf
                                             Title: Secretary

                                             SECURITY CAPITAL OPERATIONS
                                             INCORPORATED


                                             By:  /s/ Jeffrey A. Klopf
                                             Name:  Jeffrey A. Klopf
                                             Title: Secretary

                                             SECURITY CAPITAL HOLDINGS II
                                             INCORPORATED


                                             By:  /s/ Jeffrey A. Klopf
                                             Name:  Jeffrey A. Klopf
                                             Title: Secretary

                                             SECURITY CAPITAL HOLDINGS III
                                             INCORPORATED


                                             By:  /s/ Jeffrey A. Klopf
                                             Name:  Jeffrey A. Klopf
                                             Title: Secretary

                  April 19, 2002

                                  EXHIBIT INDEX


EXHIBIT                                      DESCRIPTION
-------                                      -----------


Exhibit 29    Letter Agreement, dated as of April 18, 2002, among Storage
              USA, Inc., Storage USA Trust, SUSA Partnership, L.P., and Security Capital Group Incorporated (incorporated by reference to Exhibit
              (d)(11) to the Schedule 13E-3 filed by Storage USA, Inc., Storage USA Trust, SUSA Partnership, L.P. and Security Capital Group Incorporated on April 19, 2002).

Exhibit 30    Security Capital Group Incorporated Press Release dated April
              19, 2002 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Storage USA, Inc. on April 19, 2002).